FORM 4 U.S. SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 OMB APPROVAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP OMB
Number:3235-0287 Filed pursuant to Section 16(a) of the Securities Exchange Expires:April
30, 1997 Act of 1934, Section 17(a) of the Public Utility Estimated average burdenhours per response0.5 Holding Company Act of 1935 or Section 30(f) of the
Investment Company Act
of 1990

9 Check this box if no longer subject to Section 16. Form 4 or
 Form 5 obligations may
Continue. See Instructions 1(b)

1. Name and Address of 2. Issuer Name and Ticker or Trading Symbol6. Relationship of
Reporting Reporting Person Orbit International Corp.
(Nasdaq: "ORBT")Person to Issuer
(Check all applicable) X Director X Reissman, Bruce
10% Owner X Officer (give Other
(specify title below) below) Executive Vice President and Chief Operating Officer

(Last) 3. IRS Numberof 4. Statement for 7. Individual or Joint/Group Filing (Check applicable line) Month/Year (First) Reporting Person (Voluntary) X
 Form filed by October 2001 one
Reporting Person (Middle) Form filed by c/o Orbit
 International more than one Reporting
Person Corp. 80 Cabot Court (Street) 5. If Amendment,
Date of Original (Month/Year)
Hauppauge New York 11788 (City) (State) (Zip)

TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR
BENEFICIALLY OWNED

1. Title of Security 2. 3. Transaction Code4. Securities 5. Amount of Securities 6. Owner- ship
Form: Direct 7. Nature (Instr. 3) Trans- (Instr. 8)Acquired Beneficially
 Owned at End of(D) or
of Indirect Beneficial Owner- (A) or Disposed of Month Indirect (I)
 ship action (D) (Instr. 4)
Date (Month/ Day/ Year)(Instr. 3, 4 and 5)(Instr. 3 (Instr. 4) and 4)

Code V Amount(A) Price or (D)
Reminder: Report on a separate line for each class of securities beneficially owned directly or
indirectly. FORM 4 (CONTINUED) TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED (E.G., PUTS, CALLS, WARRANTS,
OPTIONS, CONVERTIBLE SECURITIES)
1. Title of DerivativeSecurity2.3.4. 5. Number ofDerivative
6. Date Exercisableand
ExpirationDate (Month/Day/Year)7. Title and8. Priceof 9. Numberof10. Owner-ship 11. (Instr.
3) ConversionorTrans-Transac-tionSecurities Amount of DerivativeSecuritiesBeneficiallyOwnedForm Na- ExercisePrice ofDerivativeSecurityactionCodeAcquired UnderlyingSecuritiesDerivative
Securityat End of
DerivativeSecurity:tureof In-directBene-ficialOwn-ership Date (Instr.8)(A) or (Instr. (Instr. 5)of
Direct (D) or(Instr. (Month/ Day/ Disposed 3 and 4) Month 4) Year) of (D) Indirect (I) Instr.
3, (Instr. 4)(Instr. 4) 4, and 5)

Date Expira- Title tion Amount or Exer-cisable Date Number ofShares

CodeV (A) (D) Option to purchase CommonStock$1.6710/4/01A45,000 10/4/0210/4/11CommonStock45,000$1.67131,666 (D)
Explanation of Responses: ** Intentional misstatements or omissions of facts constitute Federal
Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
 /s/ Bruce Reissman 11/06/01
Signature Date Note: File three copies of this Form, one of which must be manually signed. If
space provided is insufficient, see Instruction 6 for procedure.
 S:\dlb\Orbit Int. Corp\Form
4\Form 4 - Reissman- 45,000 options 10-01.wpd